PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

SEC FILE NUMBER
000-26770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended:                   December 31, 2010

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________
PART I
REGISTRANT INFORMATION
Amscan Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
80 Grasslands Road

Address of Principal Executive Office (Street and Number)
Elmsford, New York, 10523

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
      Amscan Holdings, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) with the Securities and Exchange Commission (“SEC”) by March 31, 2011. This delay is attributable to the delay on the resolution of certain tax accounts arising from purchase accounting.
     The Company expects to file its 2010 Form 10-K within the 15 calendar day extension period afforded by SEC Rule 12b-25 under the Securities and Exchange act of 1934, as amended.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Michael Correale	(914)	345-2020

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑       Yes       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑       Yes       ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The registrant expects to report a revenue increase of approximately 8% over 2010 and a decrease in 2010 net income of approximately 18% as a result of a charge of approximately $27.4 million relating to the impairment of the Factory Card & Party Outlet trade name. Absent this non-cash charge, 2010 operating income would have increased over 2009 by approximately 9%.
Amscan Holdings, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2011	By:	/s/ Michael Correale
	Name:	Michael Correale
	Title:	Chief Financial Officer